Exhibit 99.1

US GAAP Financial Results for the First Quarter of Fiscal 2015

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Overview	5

Consolidated Operations	9

Quarterly Operating Results	15

Liquidity and Capital Resources	17

Commitments, Contingencies and Guarantees	19

Outstanding Share Data	20

Application of Critical Accounting Policies	21

Change In / Initial Adoption of Accounting Policies	21

Trends / Business Outlook	22

Certain Factors That May Affect Future Results	25

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets	35

Condensed Consolidated Statements of Operations	36

Condensed Consolidated Statements of Comprehensive Income (Loss)	37

Condensed Consolidated Statements of Shareholders’ Equity	38

Condensed Consolidated Statements of Cash Flows	39

Notes to Condensed Consolidated Financial Statements	40

Corporate Information	54

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which will end on January 31, 2015, is referred to as the “current fiscal year,” “fiscal 2015,” “2015” or using similar words. Our fiscal year, which ended on January 31, 2014, is referred to as the “previous fiscal year,” “fiscal 2014,” “2014” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2016 refers to the annual period ending January 31, 2016 and the “fourth quarter of 2016” refers to the quarter ending January 31, 2016.

This MD&A, which is prepared as of May 28, 2014, covers our quarter ended April 30, 2014, as compared to our quarter ended April 30, 2013. You should read the MD&A in conjunction with our unaudited consolidated condensed financial statements for our first quarter of fiscal 2015 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2014 that are included in our most recent annual report to shareholders (the “2014 Annual Report”), as filed on March 6, 2014.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 - Management’s Discussion & Analysis disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the interim period ended April 30, 2014, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2014 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our 2014 annual report and annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov and through the SEDAR website at http://www.sedar.com.

Certain statements made in this Quarterly Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expected loss of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangibles and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We use technology and networks to simplify complex business processes. We are currently primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Logistics is the management of the flow of resources between a point of origin and a point of destination – processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management have been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people and business documents.

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, adoption of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer logistics and supply chain management technologies is evolving, but a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, to the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
Descartes’ Logistics Technology Platform unites a growing global community of more than 172,000 parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and leverage new and existing Descartes solutions on the network. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:

•	Routing, Mobile and Telematics;
•	Transportation Management;
•	Customs & Regulatory Compliance;
•	Global Logistics Network Services; and
•	Broker & Forwarder Enterprise Systems.

Powered by the Logistics Technology Platform, Descartes’ applications are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Descartes’ GLN community comprises over 172,000 organizations collaborating in more than 160 countries. With that reach, many companies find that on joining the GLN community, a number of their trading partners are already members, with existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

By uniting the reach of the GLN with the power of these applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturer, retailer, distributor and mobile service providers (“MRDMs”). Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates
On April 1, 2014, we acquired Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), a leading US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. Specifically, Computer Management’s solutions help air carriers to improve operational efficiency and streamline security filing and customs clearance processes, directly and through coordination with ground handlers and container freight stations. The total purchase price for the acquisition was $6.7 million, net of cash acquired.

On April 16, 2014, we filed a final short form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $250 million. As at May 28, 2014, no securities have been issued under our base shelf prospectus.

On May 28, 2014 we amended our revolving debt facility, increasing the borrowing limit from $50.0 million to $77.0 million. The amended facility is comprised of a $75.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. All other terms, including security, interest rates and payment frequency, representations, warranties and guarantees, and covenants remain substantially unchanged from those described in Note 12 to these unaudited condensed consolidated financial statements.

Consolidated Operations

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Three Months Ended
	April 30, 2014	April 30, 2013
Total revenues	40.8	34.0
Cost of revenues	13.2	10.6
Gross margin	27.6	23.4
Operating expenses	16.4	14.3
Other charges	0.6	0.3
Amortization of intangible assets	4.6	4.0
Income from operations	6.0	4.8
Interest expense	(0.4)	-
Income before income taxes	5.6	4.8
Income tax expense
Current	0.8	0.5
Deferred	1.1	1.5
Net income	3.7	2.8
EARNINGS PER SHARE
BASIC	0.06	0.04
DILUTED	0.06	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	63,667	62,669
DILUTED	64,817	64,024

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	Three Months Ended
	April 30, 2014	April 30, 2013
Services revenues	38.0	30.1
Percentage of total revenues	93%	89%

License revenues	2.8	3.9
Percentage of total revenues	7%	11%
Total revenues	40.8	34.0

Our services revenues were $38.0 million and $30.1 million for the first quarter of 2015 and 2014, respectively. The increase in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of services revenues from the acquisitions of KSD Software Norway AS (“KSD”) in the second quarter of fiscal 2014, Compudata AG (“Compudata”) and Impatex Freight Software Ltd. (“Impatex”) in the fourth quarter of fiscal 2014, and to a lesser extent a partial period of service revenues from the acquisition of Computer Management in the first quarter of 2015. Service revenues were also positively impacted by the strengthening of the euro and British pound sterling and negatively impacted by the weakening of the Canadian dollar as compared to the US dollar. These impacts resulted in a net positive impact from fluctuations in foreign exchange rates in the first quarter of 2015 compared to the first quarter of 2014.

Our license revenues were $2.8 million and $3.9 million for the first quarter of 2015 and 2014, respectively. The decrease in license revenues in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of a significant license sale made to one specific customer in the first quarter of 2014. As well, the first quarter of 2015 includes license revenues from our acquisition of KSD. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our omni-channel retailing and home delivery logistics solutions. The amount of license revenues in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 93% and 89% for the first quarter of 2015 and 2014, respectively. Our high percentage of services revenues reflects our emphasis on selling to new customers and expanding product offerings to existing customers under our SaaS business model. To the extent that our customers prefer to license our solutions instead of purchasing our solutions as a service, we anticipate variances in the percentage of total revenues from period to period.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customer (in millions of dollars and as a proportion of total revenues):

	Three Months Ended
	April 30, 2014	April 30, 2013
United States	15.8	17.2
Percentage of total revenues	39%	51%

Europe, Middle-East and Africa (“EMEA”), excluding Belgium and Netherlands	11.1	5.7
Percentage of total revenues	27%	17%

Netherlands	4.0	3.4
Percentage of total revenues	10%	10%

Belgium	3.8	3.5
Percentage of total revenues	9%	10%

Canada	3.6	3.4
Percentage of total revenues	9%	10%

Asia Pacific	2.3	0.7
Percentage of total revenues	6%	2%

Americas, excluding Canada and United States	0.2	0.1
Percentage of total revenues	0%	0%
Total revenues	40.8	34.0

Revenues from the United States were $15.8 million and $17.2 million for the first quarter of 2015 and 2014, respectively. The decrease in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to decreased license revenues from the United States. The first quarter of fiscal 2014 included a significant license sale to one specific United States customer while the first quarter of fiscal 2015 did not have such a sale. This was partially offset by the inclusion of a partial period of United States-based revenue from the acquisition of Computer Management.

Revenues from the EMEA region, excluding Belgium and Netherlands, were $11.1 million and $5.7 million for the first quarter of 2015 and 2014, respectively. The increase in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of European-based revenue from the acquisitions of KSD, Compudata and Impatex. European-based revenues were also positively impacted by the strengthening of the euro and British pound sterling compared to the US dollar.

Revenues from Netherlands were $4.0 million and $3.4 million for the first quarter of 2015 and 2014, respectively. The increase in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of Netherlands-based revenue from the acquisition of KSD as well as increased services revenues in the region. Revenues from Netherlands were also positively impacted by the strengthening of the euro as compared to the US dollar.

Revenues from Belgium were $3.8 million and $3.5 million for the first quarter of 2015 and 2014, respectively. The increase in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of Belgium-based revenues from the acquisition of KSD as well as increased service revenues in the region. Revenues from Belgium were also positively impacted by the strengthening of the euro as compared to the US dollar.

Revenues from Canada were $3.6 million and $3.4 million for the first quarter of 2015 and 2014, respectively. The increase in the first quarter of 2015 as compared to the first quarter of 2014 was principally due to increased license revenues in the region. Revenues from Canada were negatively impacted by the weakening of the Canadian dollar as compared to the US dollar.

Revenues from the Asia Pacific region were $2.3 million and $0.7 million for the first quarter of 2015 and 2014, respectively. The increase in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to increased license revenues in the region as well as the inclusion of a partial period of revenues from the acquisition of Computer Management. In the first quarter of 2015, services revenues from the Asia Pacific region also increased as a result of Descartes’ Japan Ocean Advanced Filing Rule solution which helps customers comply with Japan’s new advanced cargo security initiative, which took effect March 10, 2014.

Revenues from the Americas region, excluding Canada and the United States, were $0.2 million and $0.1 million for the first quarter of 2015 and 2014, respectively. The increase in the first quarter of 2015 was primarily due to increased services revenues in the region.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Three Months Ended
	April 30, 2014	April 30, 2013
Services
Services revenues	38.0	30.1
Cost of services revenues	12.9	10.3
Gross margin	25.1	19.8
Gross margin percentage	66%	66%

License
License revenues	2.8	3.9
Cost of license revenues	0.3	0.3
Gross margin	2.5	3.6
Gross margin percentage	89%	92%

Total
Revenues	40.8	34.0
Cost of revenues	13.2	10.6
Gross margin	27.6	23.4
Gross margin percentage	68%	69%

Cost of services revenues consists of internal costs of running our systems and applications, hardware costs, and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 66% for both the first quarter of 2015 and 2014, respectively. The gross margin for service revenues was positively impacted by the inclusion of the acquisitions of Compudata and Impatex, as each of these acquisitions operate at margins higher than our other service revenue streams. This increase was offset by the inclusion of the costs of the acquisition of KSD, as well as the operating results of our telematics business, which continues to operate at margins lower than our other service revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees and royalties.

Gross margin percentage for license revenues was 89% and 92% for the first quarter of 2015 and 2014, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa. The decrease in gross margin percentage for license revenues in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of a significant license sale made to one specific customer in the first quarter of 2014.

Operating expenses, consisting of sales and marketing, research and development and general and administrative expenses, were $16.4 million and $14.3 million for the first quarter of 2015 and 2014, respectively. The increase in operating expenses in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of operating expenses from the acquisitions of KSD, Compudata, Impatex and, to a lesser extent, Computer Management. These increases were partially offset by synergies we realized as we continued to integrate these as well as acquisitions from previous years. Operating expenses were positively impacted by the weakening of the Canadian dollar and negatively impacted by the strengthening of the euro and British pound sterling compared to the US dollar. These impacts from fluctuations in foreign exchange rates resulted in a nominal net positive impact on operating expenses in the first quarter of 2015 as compared to the first quarter of 2014.

The following table provides analysis of operating expenses (in millions of dollars and as a proportion of total revenues) for the periods indicated:

	Three Months Ended
	April 30, 2014	April 30, 2013
Total revenues	40.8	34.0

Sales and marketing expenses	5.0	4.0
Percentage of total revenues	12%	12%

Research and development expenses	6.7	5.8
Percentage of total revenues	16%	17%

General and administrative expenses	4.7	4.5
Percentage of total revenues	12%	13%
Total operating expenses	16.4	14.3
Percentage of total revenues	40%	42%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $5.0 million and $4.0 million for the first quarter of 2015 and 2014, respectively, representing 12% of total revenues for both the first quarter of 2015 and 2014, respectively. The increase in sales and marketing expenses in the first quarter of 2015 as compared to the first quarter of 2014 was primarily due to the inclusion of sales and marketing expenses from the acquisition of KSD, and to a lesser extent, the acquisitions of Compudata and Impatex. The first quarter of 2015 was also impacted by increased fees to value-added resellers and strategic marketing alliances associated with selling and marketing our solutions, particularly in the Asia Pacific region.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2015 and 2014. Research and development expenses were $6.7 million and $5.8 million for the first quarter of 2015 and 2014, respectively, representing 16% and 17% of total revenues in the first quarter of 2015 and 2014, respectively. The increase in research and development expenses in the first quarter of 2015 as compared to the first quarter of 2014 was primarily attributable to increased payroll and related costs from the inclusion of research and development expenses from our acquisitions of KSD and Impatex.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $4.7 million and $4.5 million for the first quarter of 2015 and 2014, respectively, representing 12% and 13% of total revenues for the first quarter of 2015 and 2014, respectively. The increase in general and administrative expenses in the first quarter of 2015 as compared to the first quarter of 2014 was primarily attributable to the inclusion of general and administrative expenses from our acquisition of KSD and, to a lesser extent, our acquisitions of Compudata and Impatex. These increases were partially offset by a $0.3 million decrease in compensation costs related to deferred share units (“DSUs”) and cash-settled restricted share units (“CRSUs”). The decrease in DSU and CRSU compensation costs are primarily attributable to marking-to-market the related liabilities to reflect the change in the share price during the period.

Other charges consist primarily of acquisition-related costs and restructuring charges. Other charges were $0.6 million and $0.3 million for the first quarter of 2015 and 2014, respectively. Other charges were comprised of acquisition-related costs of $0.5 million and $0.3 million in the first quarter of 2015 and 2014, respectively, and restructuring costs of $0.1 million and nil in the first quarter of 2015 and 2014, respectively. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions. Restructuring costs relate to the integration of previously completed acquisitions and other cost-reduction activities.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of the end of each reporting period. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $4.6 million and $4.0 million in the first quarter of 2015 and 2014, respectively. The increase in amortization expense in the first quarter of 2015 compared to the first quarter of 2014 is primarily attributable to amortization expense from the acquisitions of KSD, Compudata, Impatex and Computer Management. As at April 30, 2014, the unamortized portion of all intangible assets amounted to $97.2 million.

We test the carrying value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Interest expense was $0.4 million and nil in the first quarter of 2015 and 2014, respectively. Interest expense arises primarily due to the amount borrowed and outstanding on the revolving debt facility, which was established on March 7, 2013. As of April 30, 2014, we had $39.0 million outstanding on the debt facility related to amounts borrowed to complete the acquisitions of KSD, Compudata and Impatex.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for the first quarter of 2015 and 2014 was 34.1% and 41.6% of income before income taxes, respectively, with current income tax expense for the same periods being 14.0% and 9.9% of income before income taxes, respectively.

Current income tax expense was $0.8 million and $0.5 million in the first quarter of 2015 and 2014, respectively. Current income taxes arise primarily from income in the Netherlands and other jurisdictions in EMEA which are not sheltered by loss carryforwards and US income that is subject to federal alternative minimum tax. The increase in current income tax expense in the first quarter of 2015 compared to the first quarter of 2014 is primarily attributable to income in jurisdictions that do not have loss carryforwards or other tax attributes.

Deferred income tax expense was $1.1 million and $1.5 million in the first quarter of 2015 and 2014, respectively. The deferred income tax expense decreased in the first quarter of 2015 compared to the first quarter of 2014 primarily as a result of utilizing less net operating losses against otherwise taxable income.

Net income was $3.7 million and $2.8 million for the first quarter of 2015 and 2014, respectively. The $0.9 million increase in the first quarter of 2015 as compared to the first quarter of 2014 was primarily a result of a $4.2 million increase in gross margin and $0.1 million decrease in income tax expense. Partially offsetting this increase was a $2.1 million increase in operating expense, $0.6 million increase in amortization of intangible assets, $0.4 million increase in interest expense and $0.3 million increase in other charges.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2014	2014	2014	2015
2015
Revenues	40,836				40,836
Gross margin	27,587				27,587
Operating expenses	16,418				16,418
Net income	3,694				3,694
Basic earnings per share	0.06				0.06
Diluted earnings per share	0.06				0.06
Weighted average shares outstanding (thousands):
Basic	63,667				63,667
Diluted	64,817				64,817

	April 30,	July 31,	October 31,	January 31,	Total
	2013	2013	2013	2014
2014
Revenues	34,031	38,195	38,763	40,305	151,294
Gross margin	23,475	25,244	26,015	27,517	102,251
Operating expenses	14,314	15,805	16,020	16,932	63,071
Net income	2,807	1,740	2,183	2,882	9,612
Basic earnings per share	0.04	0.03	0.03	0.05	0.15
Diluted earnings per share	0.04	0.03	0.03	0.04	0.15
Weighted average shares outstanding (thousands):
Basic	62,669	62,711	62,737	63,242	62,841
Diluted	64,024	64,183	64,301	64,658	64,370

	April 30,	July 31,	October 31,	January 31,	Total
	2012	2012	2012	2013
2013
Revenues	29,862	30,537	32,685	33,799	126,883
Gross margin	19,276	19,957	22,253	22,998	84,484
Operating expenses	11,357	11,569	13,581	14,218	50,725
Net income	2,606	2,487	3,115	7,788	15,996
Basic earnings per share	0.04	0.04	0.05	0.12	0.26
Diluted earnings per share	0.04	0.04	0.05	0.12	0.25
Weighted average shares outstanding (thousands):
Basic	62,454	62,535	62,599	62,633	62,556
Diluted	63,836	63,869	63,793	63,910	63,860

Revenues have been positively impacted by the seven acquisitions that we have completed since the beginning of 2013. In addition, over the past three fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of US, Canadian, EU and Asia security and customs regulations.

Our services revenues continue to have seasonal trends. In the first fiscal quarter of each year, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In the second fiscal quarter of each year, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third fiscal quarter of each year, we have historically seen shipment and transactional volumes at their highest. In the fourth fiscal quarter of each year, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

In the first quarter of 2015, revenues and net income were positively impacted by the inclusion of a full quarter of operations from our acquisitions of KSD, Compudata and Impatex, as well as a partial period of operations from our acquisition of Computer Management. Net income was negatively impacted by $0.6 million of other charges, primarily attributable to acquisition-related costs with respect to completed and prospective acquisitions, as well as $0.4 million of interest expense related to amounts borrowed and outstanding on the revolving debt facility.

In 2014, revenues and net income were positively impacted by the inclusion of a full period of operations from our fiscal 2013 acquisitions of Infodis B.V. (“Infodis”), Integrated Export Systems, Ltd. (“IES”) and Exentra Transport Solutions Limited (“Exentra”) as well as the inclusion of a partial period of operations from our fiscal 2014 acquisitions of Compudata and to a lesser extent Impatex. While the acquisition of KSD contributed positively to fiscal 2014 revenues, it contributed a net loss of $1.7 million, including $1.7 million of restructuring charges and $1.8 million of amortization of intangible assets. License revenues and gross margin from license revenues were positively impacted by the inclusion of significant license sales to three specific customers during 2014. Net income was negatively impacted by a $3.3 million charge related to the retirement of the former Chairman and CEO during the fourth quarter of 2014, as well as $1.1 million, $0.6 million and $0.1 million of restructuring costs during the second, third and fourth quarters of 2014, respectively. Acquisition-related costs with respect to completed and prospective acquisitions of $0.3 million, $0.2 million, $0.2 million and $0.7 million in the first, second, third and fourth quarters of 2014, respectively, and interest expense on our revolving debt facility of $0.3 million in each of the second, third and fourth quarters of 2014 reduced net income. Net income was also negatively impacted by $0.6 million in DSU and $0.4 million in CRSU compensation costs, primarily attributable to marking-to-market related liabilities to reflect the 25% appreciation in the value of our common shares in the fourth quarter of 2014. A deferred tax recovery of $2.8 million in the UK and Canada favourably contributed to net income in the fourth quarter of 2014.

In 2013, revenues and net income were impacted by the acquisitions of Infodis, IES and Exentra. License revenues and gross margin from license revenues in the third and fourth quarters of 2013 were higher than any of the previous quarters presented in the above table as license revenues in these periods included certain larger license sales. Net income was negatively impacted by $0.4 million, $0.7 million and $0.3 million of acquisition-related costs with respect to completed and prospective acquisitions expensed in the first, second and fourth quarters of 2013, respectively, and $0.4 million and $0.2 million of restructuring charges for the second and fourth quarters of 2013, respectively. A deferred income tax recovery in the UK of $5.3 million also favourably contributed to net income in the fourth quarter of 2013.

Our weighted average shares outstanding has increased since the first quarter of 2013 due to periodic employee stock option exercises.

Liquidity and Capital Resources

Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less. We had $62.4 million and $62.7 million in cash and cash equivalents as at April 30, 2014 and January 31, 2014, respectively. All cash and cash equivalents were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian, US and European banks.

Debt facility. On March 7, 2013, we established a $50.0 million revolving debt facility with a five year term. The facility is comprised of a $48.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. Borrowings under the debt facility are secured by a first lien over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged on advances at a rate of either i) Canada prime rate or US base rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Undrawn amounts are charged a standby fee of between 0.3% and 0.5%. Interest is payable monthly in arrears. Standby fees are payable quarterly in arrears. The debt facility contains certain customary representations, warranties and guarantees, and covenants. As at April 30, 2014, we had debt of $39.0 million ($40.4 million at January 31, 2014) outstanding on the revolving debt facility.

Short form base shelf prospectus. On April 16, 2014, we filed a final short form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $250 million. As at May 28, 2014, no securities have been issued under our base shelf prospectus.

Working capital. As at April 30, 2014, our working capital (current assets less current liabilities) was $67.0 million. Current assets primarily include $62.4 million of cash and cash equivalents, $23.0 million of current trade receivables and $13.5 million of deferred tax assets. Current liabilities primarily include $16.3 million of accrued liabilities, $11.2 million of deferred revenue and $8.8 million of current portion of long-term debt. Our working capital has increased since January 31, 2014 by $1.0 million, primarily due to net income during the first quarter of 2015.

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuance of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash and cash equivalents in the long-term to meet planned growth targets and fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction, including further draws on our revolving debt facility or offerings under our base shelf prospectus, in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be reinvested in the subsidiary indefinitely. Of the $62.4 million of cash and cash equivalents as at April 30, 2014, $59.3 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we would likely be subject to additional Canadian income taxes, net of the impact of any available foreign tax credits, which could result in a higher effective tax rate. However, since we currently anticipate investing outside of Canada, it is our current intent to permanently reinvest unremitted earnings in our foreign subsidiaries.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	Three Months Ended
	April 30, 2014	April 30, 2013
Cash provided by operating activities	8.4	9.6
Additions to capital assets	(0.5)	(0.5)
Acquisition of subsidiaries, net of cash acquired	(6.7)	-
Proceeds from borrowing on debt facility	-	19.8
Payment of debt issuance costs	-	(0.5)
Repayment of debt	(2.2)	-
Issuance of common shares, net of issue costs	0.1	0.1
Settlement of stock options	-	(1.4)
Effect of foreign exchange rate on cash and cash equivalents	0.6	(0.1)
Net change in cash and cash equivalents	(0.3)	27.0
Cash and cash equivalents, beginning of period	62.7	37.6
Cash and cash equivalents, end of period	62.4	64.6

Cash provided by operating activities was $8.4 million and $9.6 million for the first quarter of 2015 and 2014, respectively. For the first quarter of 2015, the $8.4 million of cash provided by operating activities resulted from $10.6 million of net income adjusted for non-cash items less $2.2 million of cash used in changes in our operating assets and liabilities. For the first quarter of 2014, the $9.6 million of cash provided by operating activities resulted from $9.5 million of net income adjusted for non-cash items and $0.1 million of cash provided by changes in our operating assets and liabilities. Cash provided by operations decreased $2.3 million due to the change in net operating assets. This decrease is primarily attributable to timing of cash collections related to significant license sales in each period. The decrease in cash provided by operating activities was partially offset by net income adjusted for non-cash items which increased by $1.1 million in the first quarter of 2015 as compared to the first quarter of 2014.

Additions to capital assets of $0.5 million for both the first quarter of 2015 and 2014 were primarily comprised of investments in computing equipment and software to support our network and build out infrastructure.

Acquisition of subsidiaries, net of cash acquired, of $6.7 million in the first quarter of 2015, was related to the acquisition of Computer Management.

Proceeds from borrowing on debt facility of $19.8 million for the first quarter of 2014 were a result of borrowing on our acquisition debt facility to finance our acquisition of KSD on May 2, 2013.

Payment of debt issuance costs of $0.5 million for the first quarter of 2014 relates to costs paid in establishing the revolving debt facility.

Repayment of debt of $2.2 million in the first quarter of 2015 relates to principal repayments on our revolving debt facility.

Issuance of common shares of $0.1 million for both the first quarter of 2015 and 2014 was a result of the exercise of employee stock options.

Settlement of stock options of $1.4 million for the first quarter of 2014 was a result of the cash settlement of surrendered stock options.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Debt obligations	8.8	17.6	12.6	-	39.0
Operating lease obligations	5.0	5.6	1.9	-	12.5
Total	13.8	23.2	14.5	-	51.5

Debt Obligations
The debt obligations are comprised of principal repayments on our revolving debt facility.  Interest, not included in the table above, is payable monthly in arrears based on the applicable variable rate.

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations
Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 2 to the audited consolidated financial statements for 2014 included in our 2014 Annual Report, we maintain DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash.  As such, we had an unrecognized aggregate liability for unvested CRSUs of $0.7 million for which no liability was recorded on our unaudited condensed consolidated balance sheet at April 30, 2014, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718, “Compensation – Stock Compensation”.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our unaudited condensed consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreements with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of May 28, 2014, we had 63,829,037 common shares issued and outstanding.

As of May 28, 2014, there were 1,118,603 stock options issued and outstanding, and 250,813 remaining available for grant under all stock option plans. As of May 28, 2014, there were 138,668 performance share units (“PSUs”) and 140,002 restricted share units (“RSUs”) issued and outstanding, and 547,581 remaining available for grant under the Performance and Restricted Share Unit Plan.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 28, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At our annual shareholders meeting held on June 2, 2011, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2014, which is scheduled to be held on May 29, 2014, unless its continued existence is approved by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our unaudited condensed consolidated financial statements included herein and the accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2014 included in our 2014 Annual Report.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following reflect our more significant estimates, judgments and assumptions which we believe are the most critical to aid in fully understanding and evaluating our reported financial results for the period ended April 30, 2014:
•	Revenue recognition;
•	Impairment of long-lived assets;
•	Goodwill
•	Stock-based compensation;
•	Income taxes;
•	Business combinations; and
•	Inventory.

During the first three months of fiscal 2015, there were no significant changes to our critical accounting policies and estimates. Our 2014 Annual Report provides a discussion of our critical accounting policies and estimates.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters” (“ASU 2013-05”). ASU 2013-05 provides clarification on the accounting treatment of currency translation adjustment for entities that cease to have a controlling financial interest in a foreign subsidiary. ASU 2013-05 is effective for condensed and annual periods beginning after December 15, 2013, which is our fiscal year beginning

February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes” (“ASU 2013-11”). ASU 2013-11 provides clarification on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for quarterly and annual periods beginning after December 15, 2013, which is our fiscal year beginning February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Trends / Business Outlook

This section discusses our outlook for fiscal 2015 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes, compared to our first quarter being the weakest quarter for shipment volumes. Historically, in our second fiscal quarter, we have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period.

In the first quarter of 2015, our services revenues comprised 93% of our total revenues, with the balance being license revenues. We expect that our focus in the remainder of 2015 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For 2015, based on our historic experience, we anticipate that over a one-year period we may lose approximately 3% to 5% of our aggregate revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At May 1, 2014, using foreign exchange rates of CAD $0.90 to CAD $1.00, $1.37 to EUR 1.00 and $1.60 to £1.00, we estimated that our baseline revenues for the second quarter of 2015 were approximately $38.0 million and our baseline operating expenses were approximately $28.7 million. We consider this to be our baseline calibration of approximately $9.3 million for the second quarter of 2015, or approximately 24.5% of our baseline revenues as at May 1, 2014.

Periodically we incur restructuring charges as we continue to re-calibrate our business through the implementation of cost-reduction initiatives and further accelerate integration activity for acquired companies. In the first quarter of 2015, we incurred $0.1 million in restructuring charges and we expect to incur $0.1 million to $0.2 million in additional charges pursuant to established restructuring plans.

We estimate that aggregate amortization expense for existing intangible assets will be $14.4 million for the remainder of 2015, $16.7 million for 2016, $15.1 million for 2017, $11.0 million for 2018, $9.8 million for 2019, $9.4 million for 2020 and $20.8 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that stock-based compensation expense in the remainder of 2015 will be approximately $0.7 million to $0.9 million, subject to any necessary adjustments resulting from reconciling estimated stock-based compensation forfeitures to actual stock-based compensation forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”), during our third quarter of 2014 and determined that there was no evidence of impairment. We are currently scheduled to perform our next annual impairment test during the third quarter of fiscal 2015. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In the first quarter of 2015, capital expenditures were $0.5 million or 1% of revenues, as we continue to invest in computer equipment and software to support our network and build out our infrastructure. While we are still advancing on these initiatives we anticipate that we will incur up to $3.5 million in capital expenditures in the remainder of 2015.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates going forward. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By way of illustration, 49% of our revenues in the first quarter of 2015 were in US dollars, 24% in euro, 9% in Canadian dollars, and the balance in mixed currencies, while 32% of our operating expenses were in US dollars, 25% in euro, 22% in Canadian dollars, and the balance in mixed currencies.

As at May 28, 2014, we had 148,455 outstanding DSUs and 102,276 outstanding CRSUs. DSUs and CRSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. CRSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and CRSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods will require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For CRSUs, the amount of any expense or recovery is based on the number of CRSUs outstanding and our stock price which is recognized as employees perform services. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration.

In the first quarter of 2015, we recorded a net deferred income tax expense of $1.1 million primarily as a result of income that is sheltered by loss carryforwards. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses.  We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•	Non-compatible business cultures;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
•	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
•	Other risk factors identified in this report.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. For example, in 2015 we acquired Computer Management and in 2014 we acquired KSD, Compudata and Impatex. In 2013 we acquired Infodis, IES and Exentra. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. We also, from time to time, take on investments in other business initiatives, such as the implementation of a new enterprise resource planning system. Acquisitions and other business initiatives involve a number of risks, including: diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

General economic conditions may affect our results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets, the 2011 downgrade in US debt and ongoing debt concerns in Europe may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruptions in the financial markets and adverse economic conditions in the US and Europe and in other regions.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System, AESDirect. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
Historically the majority of our revenues have been denominated in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in Canadian dollars, euros and other foreign currencies. Therefore, changes in the value of the US dollar as compared to the Canadian dollar, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Information or infrastructure security breaches;
•	Insufficient investment in infrastructure;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war, a cyber-attack, and/or terrorism.

Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information. Any disruption to our services or compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we define as key individuals to our business. We do not maintain life insurance policies on any of our employees that list the Company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. Competition for key individuals is always strong. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract or retain, or establish an effective succession planning program for, necessary key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. For example, in the fourth quarter of 2014 we announced the appointment of Edward J. Ryan as our CEO and J. Scott Pagan as our President and Chief Operating Officer, and the retirement of our former Chairman and CEO. There can be no assurance that these or other changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes, weather or natural disaster, or caused by terrorists, political instability, or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

Our telematics products many not gain broad market acceptance
We design, build, and in partnership with outsource providers, manufacture our own telematics hardware.  With technological innovations and new offerings by competitors, some of which have substantially more research and development, manufacturing, marketing and sales resources than we do, our product offering may not be of acceptable quality or meet the current business demands of our customers, which would be harmful to our operating results.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.
While our headquarters are in Canada, we currently have direct operations in the US, Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the EMEA and Asia Pacific regions;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We are dependent on certain key vendors for our inventory of telematics units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our GLN and our corresponding network revenues.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowing under our debt facility. In addition to our current cash and cash equivalents and available debt facilities, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Our current debt facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Established relationships with existing customers or prospects that we are targeting;
•	Superior product functionality and industry-specific expertise;
•	Broader range of products to offer and better product life cycle management;
•	Larger installed base of customers;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Better performance;
•	Lower cost structure and more profitable operations;
•	Greater investment in infrastructure;
•	Greater worldwide presence;
•	Early adoption of, or adaptation to changes in, technology; or
•	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop or maintain acceptable services and products to address new market conditions or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;

•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, which among other things, requires that goodwill be tested for impairment at least annually. We have designated the third quarter for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at April 30, 2014, our accumulated deficit was $294.2 million, which has been accumulated from 2005 and prior fiscal periods. There can be no assurance that we will not incur losses again in the future. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2014	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	62,351	62,705
Accounts receivable (net)
Trade (Note 5)	22,968	20,558
Other (Note 6)	7,188	8,445
Prepaid expenses and other	4,245	3,663
Inventory (Note 7)	1,187	1,350
Deferred income taxes	13,498	13,508
	111,437	110,229
CAPITAL ASSETS, NET (Note 8)	8,728	8,792
DEFERRED INCOME TAXES	17,539	19,628
INTANGIBLE ASSETS, NET (Note 9)	97,167	94,649
GOODWILL (Note 10)	114,999	111,179
	349,870	344,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,133	7,027
Accrued liabilities (Note 11)	16,308	16,757
Income taxes payable	1,994	2,671
Current portion of debt (Note 12)	8,785	8,618
Deferred revenue	11,240	9,217
	44,460	44,290
DEBT (Note 12)	30,205	31,787
INCOME TAX LIABILITY	4,519	4,418
DEFERRED INCOME TAXES	12,704	13,822
	91,888	94,317
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 13)
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 63,682,203 at April 30, 2014 (January 31, 2014 – 63,660,953)	97,898	97,779
Additional paid-in capital	451,664	451,394
Accumulated other comprehensive income (loss)	2,650	(1,089)
Accumulated deficit	(294,230)	(297,924)
	257,982	250,160
	349,870	344,477

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2014	2013

REVENUES	40,836	34,031
COST OF REVENUES	13,249	10,556
GROSS MARGIN	27,587	23,475
EXPENSES
Sales and marketing	4,989	3,993
Research and development	6,719	5,754
General and administrative	4,710	4,567
Other charges (Note 17)	559	295
Amortization of intangible assets	4,632	4,006
	21,609	18,615
INCOME FROM OPERATIONS	5,978	4,860
INTEREST EXPENSE	(407)	(61)
INVESTMENT INCOME	34	8
INCOME BEFORE INCOME TAXES	5,605	4,807
INCOME TAX EXPENSE (Note 16)
Current	786	478
Deferred	1,125	1,522
	1,911	2,000
NET INCOME	3,694	2,807
EARNINGS PER SHARE (Note 14)
Basic	0.06	0.04
Diluted	0.06	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	63,667	62,669
Diluted	64,817	64,024

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2014	2013

NET INCOME	3,694	2,807
Other comprehensive income:
Foreign currency translation adjustment, net of income tax recovery of $102 for the period ended April 30, 2014 (April 30, 2013 - $12 expense)	3,739	(2,484)
Total other comprehensive income (loss)	3,739	(2,484)
COMPREHENSIVE INCOME	7,433	323

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2014	2013
		As Revised (Note 3)
Common shares
Balance, beginning of period	97,779	92,472
Shares issued:
Stock options exercised	119	323
Balance, end of period	97,898	92,795

Additional paid-in capital
Balance, beginning of period	451,394	451,434
Stock-based compensation expense (Note 15)	282	425
Stock options exercised	(34)	(62)
Settlement of stock options (Note 15)	-	(1,510)
Stock option income tax benefits	22	121
Balance, end of period	451,664	450,408

Accumulated other comprehensive income (loss)
Balance, beginning of period	(1,089)	1,869
Foreign currency translation adjustments	3,739	(2,484)
Balance, end of period	2,650	(615)

Accumulated deficit
Balance, beginning of period	(297,924)	(307,536)
Net income	3,694	2,807
Balance, end of period	(294,230)	(304,729)

Total Shareholders’ Equity	257,982	237,859

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2014	2013
OPERATING ACTIVITIES
Net income	3,694	2,807
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	833	761
Amortization of intangible assets	4,632	4,006
Stock-based compensation expense (Note 15)	282	425
Deferred tax expense	1,125	1,522
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,938)	887
Other	604	418
Prepaid expenses and other	(493)	(618)
Inventory	166	(338)
Accounts payable	(1,060)	(306)
Accrued liabilities	(677)	928
Income taxes payable	(610)	(92)
Deferred revenue	1,831	(825)
Cash provided by operating activities	8,389	9,575
INVESTING ACTIVITIES
Additions to capital assets	(520)	(530)
Acquisition of subsidiaries, net of cash acquired (Note 4)	(6,689)	-
Cash used in investing activities	(7,209)	(530)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	19,795
Payment of debt issuance costs	-	(494)
Repayments of debt and other financial liabilities	(2,196)	(14)
Issuance of common shares for cash	85	112
Settlement of stock options (Note 15)	-	(1,361)
Cash (used) provided by financing activities	(2,111)	18,038
Effect of foreign exchange rate changes on cash and cash equivalents	577	(167)
(Decrease) increase in cash and cash equivalents	(354)	26,916
Cash and cash equivalents, beginning of period	62,705	37,638
Cash and cash equivalents, end of period	62,351	64,554
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	405	1
Cash paid during the period for income taxes	1,510	433

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Condensed Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP; Unaudited)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

Note 2 –Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of condensed financial statements. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our audited annual GAAP consolidated financial statements prepared for the fiscal year ended January 31, 2014.

The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2015.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2015, is referred to as the “current fiscal year,” “fiscal 2015,” “2015” or using similar words. Our previous fiscal year, which ended on January 31, 2014, is referred to as the “previous fiscal year,” “fiscal 2014,” “2014” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2016” refers to the annual period ending January 31, 2016 and the “fourth quarter of 2016” refers to the quarter ending January 31, 2016.

Recently adopted accounting pronouncements
In March 2013, the FASB issued Accounting Standard Update (“ASU”) 2013-05, “Foreign Currency Matters” (“ASU 2013-05”). ASU 2013-05 provides clarification on the accounting treatment of currency translation adjustment for entities that cease to have a controlling financial interest in a foreign subsidiary. ASU 2013-05 is effective for condensed and annual periods beginning after December 15, 2013, which is our fiscal year beginning February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes” (“ASU 2013-11”). ASU 2013-11 provides clarification on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for quarterly and annual periods beginning after December 15, 2013, which is our fiscal year beginning February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Note 3 – Revision of Previously Issued Financial Statements

During the second quarter of fiscal 2014, as a result of a tax audit, it was determined that our recognizable net operating losses available for carryforward were understated. As at January 31, 2013, we had understated both deferred tax assets and shareholders’ equity by $1.2 million. In accordance with FASB Accounting Standard Codification (“ASC”) Topic 250, “Accounting Changes and Error Corrections”, management assessed the materiality of this prior period error and concluded that it was not material to any previously issued financial statements, but adjusting for the error in the second quarter of fiscal 2014 could have a material impact on the results of the period. Accordingly, we have revised our previously issued unaudited condensed consolidated financial statements, as applicable.

The following table presents the impact of the revision on our previously issued unaudited condensed consolidated statement of shareholders’ equity:

	As Reported	Revision	As Revised
Accumulated deficit
Balance, as at February 1, 2013	(308,733)	1,197	(307,536)
Balance, as at April 30, 2013	(305,926)	1,197	(304,729)

Total shareholders’ equity
Balance, as at April 30, 2013	236,662	1,197	237,859

Note 4 – Acquisitions

On April 1, 2014, we acquired all outstanding shares of Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), a US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. The total purchase price for the acquisition was $6.7 million, net of cash acquired, which was funded with cash on hand. We incurred acquisition-related costs, primarily for advisory services, during the three month period ended April 30, 2014 of $0.2 million included in other charges in our unaudited condensed consolidated statements of operations. The gross contractual amount of trade receivables acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. We have recognized $0.1 million of revenues and less than $0.1 million of net income from Computer Management since the date of acquisition in our unaudited condensed consolidated statements of operations for the three month period ended April 30, 2014.

The preliminary purchase price allocation for the acquisition of Computer Management, which has not been finalized, is as follows:

Total
Purchase price consideration:
Cash, excluding cash acquired ($112)	6,689
6,689
Allocated to:
Current assets, excluding cash acquired ($112)	211
Capital assets	65
Current liabilities	(13)
Deferred revenue	(8)
Net tangible assets assumed	255
Finite life intangible assets acquired:
Customer agreements and relationships	3,256
Existing technology	1,840
Goodwill	1,338
6,689

The Computer Management acquisition was accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocation in the table above represents our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we have engaged third-party valuation specialists. The valuation of the acquired net assets is preliminary as we finalize the net tangible assets and liabilities assumed. The preliminary purchase price may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocation will be completed within one year from the acquisition date.

No in-process research and development was acquired in the Computer Management acquisition.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

Computer Management
Customer agreements and relationships	9 years
Existing technology	6 years

The goodwill on the Computer Management acquisition arose as a result of the value of the combined strategic value to our growth plan. The goodwill arising from the Computer Management acquisition is deductible for tax purposes.

On December 23, 2013, we acquired all outstanding shares of privately-held Impatex Freight Software Limited (“Impatex”), a leading UK-based provider of electronic customs filing and freight forwarding solutions. The total purchase price for the acquisition was $8.2 million, net of cash acquired, which was funded by drawing on our revolving debt facility. We incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2014. The gross contractual amount of trade receivables acquired was $0.3 million with a fair value of $0.3 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

On December 20, 2013, we acquired all outstanding shares of privately-held Compudata, a leading provider of business-to-business supply chain integration and e-invoicing solutions in Switzerland. The total purchase price for the acquisition was $18.1 million, net of cash acquired, which was funded by drawing on our revolving debt facility. We incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2014. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million.

On May 2, 2013 we acquired all outstanding shares of privately-held KSD Software Norway AS (“KSD”), a leading Scandinavian-based provider of electronic customs filing solutions for the European Union (“EU”). KSD’s software helps customers manage the complexities of EU customs compliance. The total purchase price for the acquisition was $32.4 million, net of cash acquired. As part of completing the acquisition $19.8 million of the $32.4 million purchase price was funded by drawing on our revolving debt facility, with the remainder funded with cash on hand. We incurred acquisition-related costs, primarily for advisory services, of $0.7 million included in other charges in our consolidated statements of operations in 2014. The gross contractual amount of trade receivables acquired was $3.1 million with a fair value of $2.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.5 million.

During the three month period ended April 30, 2014, the preliminary purchase price allocation for KSD was adjusted due to changes made to net working capital adjustments receivable estimates made upon close of the acquisition. The purchase price allocation adjustments were to increase goodwill $0.7 million from $13.1 million to $13.8 million and decrease net working capital adjustments receivable $0.7 million from $2.9 million to $2.2 million.

As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired KSD, Compudata and Impatex as of the beginning of each of the periods presented. The pro forma results of operations for the Computer Management transaction has not been presented as it is not material to our unaudited condensed consolidated financial statements. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisitions of KSD, Compudata and Impatex occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations

Three Months Ended
April 30,
2013

Revenue	39,259
Net income	927
Earnings per share
Basic	0.01
Diluted	0.01

Note 5 - Trade Receivables

	April 30,	January 31,
	2014	2014
Trade receivables	23,884	21,442
Less: Allowance for doubtful accounts	(916)	(884)
	22,968	20,558

Bad debt expense was $0.1 million for both of the three month periods ended April 30, 2014 and April 30, 2013.

Note 6 - Other Receivables

	April 30,	January 31,
	2014	2014
Net working capital adjustments receivable from acquisitions	3,510	4,005
Other receivables	3,678	4,440
	7,188	8,445

As at April 30, 2014, $3.1 million ($3.7 million as at January 31, 2014) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 –Inventory

At April 30, 2014 and January 31, 2014, inventory is entirely comprised of finished goods inventory. Finished goods inventory consists of hardware and related parts for mobile asset units held for sale. No provision for excess or obsolete inventories has been recorded for the period ended April 30, 2014 or January 31, 2014.

Note 8 - Capital Assets

	April 30,	January 31,
	2014	2014
Cost
Computer equipment and software	30,492	29,460
Furniture and fixtures	1,387	1,369
Leasehold improvements	1,412	1,386
Assets under construction	22	157
	33,313	32,372
Accumulated amortization
Computer equipment and software	22,403	21,472
Furniture and fixtures	1,153	1,129
Leasehold improvements	1,029	979
	24,585	23,580
	8,728	8,792

Note 9 - Intangible Assets

	April 30,	January 31,
	2014	2014
Cost
Customer agreements and relationships	87,012	81,951
Non-compete covenants	1,918	1,884
Existing technology	79,580	76,442
Trade names	4,166	4,093
	172,676	164,370
Accumulated amortization
Customer agreements and relationships	34,566	32,101
Non-compete covenants	1,510	1,432
Existing technology	35,964	32,796
Trade names	3,469	3,392
	75,509	69,721
	97,167	94,649

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. The change in intangible assets during the three months ended April 30, 2014 is due to the acquisition of Computer Management, described in Note 4 to these unaudited condensed consolidated financial statements.  The balance of the change in intangible assets is due to foreign currency translation and amortization.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $97.2 million over the following periods: $14.4 million for the remainder of 2015, $16.7 million for 2016, $15.1 million for 2017, $11.0 million for 2018, $9.8 million for 2019, $9.4 million for 2020 and $20.8 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates.

Note 10 - Goodwill

Balance at January 31, 2014	111,179
Acquisition of Computer Management	1,338
Adjustment to purchase price allocation of KSD	714
Adjustment on account of foreign exchange	1,768
Balance at April 30, 2014	114,999

The business acquisition of Computer Management and adjustment to the purchase price allocation of KSD are described in Note 4 to these unaudited condensed consolidated financial statements.

Note 11 - Accrued Liabilities

	April 30,	January 31,
	2014	2014
Accrued compensation and benefits	7,828	8,346
Accrued professional fees	1,898	1,780
Other accrued liabilities	6,582	6,631
	16,308	16,757

Note 12 - Debt

On March 7, 2013, we closed a $50.0 million revolving debt facility with a five year term. The facility is comprised of a $48.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. Borrowings under the credit agreement are secured by a first charge over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged on advances at a rate of either i) Canada prime rate or US base rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Undrawn amounts are charged a standby fee of between 0.3% and 0.5%. Interest is payable monthly in arrears under both facilities. Standby fees are payable quarterly in arrears. The debt facility contains certain customary representations, warranties and guarantees, and covenants. As of April 30, 2014, $39.0 million (CAD $42.7 million) has been borrowed under the debt facility. As at April 30, 2014, interest is charged on the borrowed amount at 3.0%. We are in compliance with the covenants of the debt facility as of April 30, 2014.

Future principal payments for our borrowings at April 30, 2014 were as follows:

Periods Ended January 31,	Total
Remainder of 2015	6,589
2016	8,785
2017	8,785
2018	8,785
2019	6,046
38,990

As at April 30, 2014 we have outstanding letters of credit of approximately $0.5 million (EUR 0.1 million and NOK 2.0 million) primarily related to our leased premises ($0.5 million as at January 31, 2014).

Note 13 - Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases
Remainder of 2015	3,860
2016	3,928
2017	2,422
2018	1,321
2019	818
2020	159
12,508

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are outlined in the chart above. Rental expense from operating leases was $1.2 million and $0.9 million for the three month periods ended April 30, 2014 and April 30, 2013, respectively.

Other Obligations
Deferred Share Unit and Cash-Settled Restricted Share Unit Plans
As described in Note 2 to the audited consolidated financial statements for 2014 included in our 2014 Annual Report, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”)

plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $0.7 million for which no liability was recorded on our unaudited condensed consolidated balance sheet at April 30, 2014, in accordance with ASC Topic 718, “Compensation – Stock Compensation”. As at April 30, 2014 there were no unvested DSUs. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our unaudited condensed consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our unaudited condensed consolidated financial statements for the guarantees or indemnities described above.

Note 14 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

	Three Months Ended
	April 30,	April 30,
	2014	2013

Net income for purposes of calculating basic and diluted earnings per share	3,694	2,807

Weighted average shares outstanding	63,667	62,669
Dilutive effect of employee stock options	783	1,253
Dilutive effect of restricted and performance share units	367	102
Weighted average common and common equivalent shares outstanding	64,817	64,024
Earnings per share
Basic	0.06	0.04
Diluted	0.06	0.04

For the three month periods ended April 30, 2014 and April 30, 2013, nil options were excluded from the calculation of diluted EPS as no options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. For the three month periods ended April 30, 2014 and April 30, 2013, the application of the treasury stock method excluded nil and 40,000 options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Additionally, for the three month periods ended April 30, 2014 and April 30, 2013, the application of the treasury stock method excluded nil and 101,011 PSUs, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs that are attributed to future service periods made such PSUs anti-dilutive.

Note 15 - Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized under ASC Topic 718 related to all of our stock options was included in our unaudited condensed consolidated statement of operations as follows:

	Three Months Ended
	April 30,	April 30,
	2014	2013

Cost of revenues	13	14
Sales and marketing	50	124
Research and development	2	7
General and administrative	217	280
Effect on net income	282	425

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.2 million ($0.2 million at

January 31, 2014) recognized in the United States. We realized a tax benefit of less than $0.1 million in connection with stock options exercised during each of the three month periods ended April 30, 2014 and April 30, 2013.

Stock Options

During 2013, we amended our stock option plan agreements to allow for stock options to be surrendered to the Company and settled for cash and/or shares at the option of the Company. The Company does not have an obligation to settle outstanding stock options on a cash basis. The cash settlement value is determined using the closing share price for the day preceding the elected settlement date less the exercise price. The Company did not settle any options for the three month period ended April 30, 2014. For the three month period ended April 30, 2013, 300,000 options were settled for $1.4 million in cash and $0.1 million of common shares were issued from treasury.

As of April 30, 2014, we had 1,118,603 stock options granted and outstanding under our shareholder-approved stock option plan and 250,813 remained available for grant.

As of April 30, 2014, $0.2 million of total unrecognized compensation costs, net of forfeitures, related to unvested awards is expected to be recognized over a weighted average period of 0.9 years. The total fair value of stock options vested during the three month period ended April 30, 2014 was $0.1 million.

Nil stock options were granted in the three month periods ended April 30, 2014 and April 30, 2013.

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2014	1,139,853	$4.39
Exercised	(21,250)	$4.00
Balance at April 30, 2014	1,118,603	$4.12	1.7	10.4

Vested or expected to vest at April 30, 2014	1,085,503	$4.06	1.6	10.1

Exercisable at April 30, 2014	991,102	$3.84	1.4	9.5

The total intrinsic value of options exercised during the three month periods ended April 30, 2014 and April 30, 2013 was approximately $0.2 million and $0.2 million, respectively. The total intrinsic value of options settled during the three month period ended April 30, 2013 was approximately $1.5 million.

Performance Share Units

As at April 30, 2014, the total number of PSUs outstanding and vested or expected to vest was 211,428 (211,428 at January 31, 2014) with a weighted-average grant date fair value of $10.98, weighted-average remaining contractual life of 8.1 years and an aggregate intrinsic value of $2.8 million. As at April 30, 2014, the total number of PSUs exercisable was 72,760 (72,760 at January 31, 2014) with a weighted-average grant date fair value of $10.96, weighted-average remaining contractual life of 8.0 years and an aggregate intrinsic value of $1.0 million. The aggregate intrinsic values represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on April 30, 2014) that would have been received by PSU holders if all PSUs had been vested on April 30, 2014.

As of April 30, 2014, $0.7 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.2 years. The total fair value of PSUs vested during the three month period ended April 30, 2014 was nil.

Restricted Share Units

As at April 30, 2014, the total number of RSUs outstanding and vested or expected to vest was 214,076 (214,076 at January 31, 2014) with a weighted-average grant date fair value of $8.41, weighted-average remaining contractual life of 8.2 years and an aggregate intrinsic value of $2.9 million. As at April 30, 2014, the total number of RSUs exercisable was 147,206 (147,206 at January 31, 2014) with a weighted-average grant date fair value of $8.36, weighted-average remaining contractual life of 8.1 years and an aggregate intrinsic value of $2.0 million. The aggregate intrinsic values represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on April 30, 2014) that would have been received by RSU holders if all RSUs had been vested on April 30, 2014.

As of April 30, 2014, $0.5 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.4 years. The total fair value of RSUs vested during the three month period ended April 30, 2014 was nil.

Deferred Share Unit Plan

As at April 30, 2014, the total number of DSUs held by participating directors was 148,455 (145,303 at January 31, 2014), representing an aggregate accrued liability of $2.0 million ($2.1 million at January 31, 2014). During the three month period ended April 30, 2014, 3,152 DSUs were granted. The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our unaudited condensed consolidated statements of operations during the three month periods ended April 30, 2014 and April 30, 2013 was a recovery of $0.2 million and an expense of $0.1 million, respectively.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

	Number of CRSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2014	152,794
Vested and settled in cash	(50,518)
Balance at April 30, 2014	102,276	1.5

Vested at April 30, 2014	660	-

Non-vested at April 30, 2014	101,616	1.5

We have recognized the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $0.7 million at April 30, 2014 ($1.2 million at January 31, 2014). As at April 30, 2014, the unrecognized aggregate liability for the unvested CRSUs was $0.7 million ($1.0 million at January 31, 2014). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our unaudited condensed consolidated statements of operations during the three month periods ended April 30, 2014 and April 30, 2013 was $0.1 million and $0.2 million, respectively.

Note 16 - Income Taxes

Our effective tax rates were 34.1% and 41.6% for the three month periods ended April 30, 2014 and 2013, respectively.  The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

	Three Months Ended
	April 30,	April 30,
	2014	2013

Net income before taxes	5,605	4,807

Combined basic Canadian statutory rates	26.5%	26.5%

Income tax expense based on the above rates	1,485	1,274
Increase (decrease) in income taxes resulting from:
Effect of differences between foreign tax rates	368	146
Increases in tax reserves	90	290
Adjustments relating to prior years	45	142
Permanent differences	(154)	19
Decrease in valuation allowance	(118)	(74)
Other	195	203
Income tax expense	1,911	2,000

Note 17 - Other Charges

Other charges are comprised of executive retirement charges, restructuring initiatives which have been undertaken from time to time under various restructuring plans, and acquisition-related costs. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs, and relate to completed and prospective acquisitions.

Other charges included in our unaudited condensed consolidated statements of operations are as follows:

	Three Months Ended
	April 30,	April 30,
	2014	2013
Executive retirement charges	17	-
Acquisition-related costs	471	305
Fiscal 2014 restructuring plan	71	-
Prior years’ restructuring plans	-	(10)
	559	295

Executive Retirement Charges
In the fourth quarter of 2014, the Company incurred charges related to the retirement of the former Chairman and CEO. To date $3.3 million has been recorded within other charges in conjunction with executive retirement charges. At April 30, 2014, $1.7 million remains payable relating to this charge ($2.0 million at January 31, 2014).

Fiscal 2014 Restructuring Plan
In the second quarter of 2014, management approved and began to implement the fiscal 2014 restructuring plan to reduce operating expenses and increase operating margins. To date $2.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is substantially complete and has expected remaining workforce costs of $0.1 million to be expensed in 2015.

The following table shows the changes in the restructuring provision for the fiscal 2014 restructuring plan.

	Workforce Reduction	Office Closure Costs	Network Consolidation Costs	Total
Balance at January 31, 2014	52	96	-	148
Accruals and adjustments	63	8	-	71
Cash draw downs	(67)	(21)	-	(88)
Foreign exchange	-	2	-	2
Balance at April 30, 2014	48	85	-	133

Prior Years’ Restructuring Plans
In prior years, management approved and began to implement certain restructuring plans to reduce operating expenses and increase operating margins. As at April 30, 2014, a balance of less than $0.1 million remains payable related to workforce reduction charges.

Note 18 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our revenue information by geographic location of customer and revenue type:

	Three Months Ended
	April 30,	April 30,
	2014	2013
Revenues
United States	15,794	17,237
Canada	3,667	3,401
Americas, excluding Canada and United States	196	78
Belgium	3,792	3,522
Netherlands	3,992	3,386
EMEA, excluding Belgium and Netherlands	11,078	5,726
Asia Pacific	2,317	681
	40,836	34,031

	Three Months Ended
	April 30,	April 30,
	2014	2013
Revenues
Services	37,994	30,114
Licenses	2,842	3,917
	40,836	34,031

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products; and (iv) hardware revenues. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangibles that are attributed to individual geographic segments.

	April 30,	January 31,
	2014	2014
Total long-lived assets
United States	73,112	67,843
Canada	18,152	18,437
Belgium	27,602	28,048
Netherlands	14,597	14,802
EMEA, excluding Belgium and Netherlands	87,431	85,490
	220,894	214,620

Note 19 – Subsequent Event

On May 28 2014, we amended our revolving debt facility, increasing the borrowing limit from $50.0 million to $77.0 million. The amended facility is comprised of a $75.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. All other terms, including security, interest rates and payment frequency, representations, warranties and guarantees, and covenants remain substantially unchanged from those described in Note 12 to these unaudited condensed consolidated financial statements.

Corporate Information

Stock Exchange Information
Our common stock trades on
the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.	Computershare Trust Company
100 University Avenue	12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1	Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097	80228 USA
Phone: (416) 263-9200	Phone: (303) 262-0600

Independent Registered Public Accounting Firm
Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto, Ontario M5J 2V1
Phone: (416) 601-6150

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-8110 ext. 202358
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com
www.descartes.com